

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

Via E-Mail
Keith E. Gottfried, Esq.
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004

> **RE: Echo Therapeutics, Inc.**
> **Definitive Additional Materials**
> **Filed May 30, 2014**
> **File No. 001-35218**

Dear Mr. Gottfried:

We have reviewed your filings and have the following comments.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please note that the factual foundation offered must be reasonable. See Note b. to Rule 14a-9. Please provide us support for the statement that Platinum "continues to misrepresent its motives" and is "seeking to eventually replace the entire Echo Board." Also provide us support for the statement regarding Platinum's "undisclosed self-interested agenda," that "it wants to control the strategic direction of Echo" and the implication on slide 28 that Shepard Goldberg's prior service at prior companies caused stock price decreases and bankruptcy and that similar effects will occur with Echo.

Please direct any questions to Daniel F. Duchovny at (202) 551-3619 or me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc (via E-mail):   Joanne R. Soslow, Esq.
                        Morgan, Lewis & Bockius LLP